Exhibit 99.1

ENERGYS GROUP LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TO BE HELD ON JUNE 22, 2026 AT 4:00 PM (HONG KONG TIME)

Notice is hereby given (“Notice”) that an annual general meeting of the members (the “Members”) of Energys Group Limited, a Cayman Islands exempted company (the “Company” or “Energys”) for the fiscal year ended June 30, 2025 will be held at 4:00 p.m., local time, on June 22, 2026, at the office of the Company located at 4A Meyer Industrial Building, 2 Chong Yip Street, Kwun Tong, Kowloon, Hong Kong, and any adjournments thereof (the “Annual Meeting” or “Meeting”) for the following purposes:

1.	To elect the following five (5) persons to serve as Directors of the Company in their respective capacities until the next annual meeting of Members and thereafter until their successors shall have been elected and qualified: (i) Kevin Cox, Executive Director; (ii) Michael Lau, Executive Director; (iii) Peter Walder, Independent Non-Executive Director; (iv) Bin You Wang, Independent Non-Executive Director; and (v) Yingying Duan, Independent Non-Executive Director. (Proposal No. 1)

2.	To ratify the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2026. (Proposal No. 2)

3.	To consider and act upon such other business as may properly come before the Annual Meeting. (Proposal No. 3)

Only Members of record holding either Ordinary Shares or Series A Preferred Shares at the close of business on May 29, 2026 (EST), shall be entitled to notice of and to vote at the Annual Meeting. All Members are cordially invited to attend the Meeting in person. Regardless of your plan to attend/not attend the Annual Meeting, please vote either over the Internet or by completing the enclosed proxy card and signing, dating, and returning it promptly. Sending in your proxy will not prevent you from attending and voting in person at the Annual Meeting and in such event, the proxy shall be deemed to be revoked.

The Company’s annual report on Form 20-F for the fiscal year ended June 30, 2025, including its complete audited financial statements, as filed with the United States Securities and Exchange Commission (the “SEC”), is available on the Company’s website at https://www.energysgroup.com or from the Company without charge upon written request to our Secretary at the corporate offices of the Company at Franklyn House, Daux Road, Billingshurst, West Sussex RH1 49SJ. The Company’s annual report on Form 20-F and other documents filed or submitted to the SEC are also available from the SEC’s website at www.sec.gov.

By Order of the Board of Directors

Peter Walder, Chairman

United Kingdom

June 3, 2026

QUESTIONS AND ANSWERS

RELATING TO THE ANNUAL GENERAL MEETING

Why did I receive these materials?

Our Members as of the close of business on May 29, 2026 (EST), which we refer to as the “Record Date,” are entitled to vote at our Annual General Meeting, which will be held on June 22, 2026 (“Annual Meeting”). Such Members include Members holding either Ordinary Shares or shares of Series A Preferred Stock. As a Member, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this proxy statement. This proxy statement provides notice of the Annual Meeting, describes the proposals presented for Members’ action, and includes other information about the Company. The accompanying proxy card enables Members to vote on the matters without having to attend the Annual Meeting in person.

The cost of soliciting these proxies, consisting of the printing, handling, and mailing of the proxy and related material, and the actual expense incurred by brokerage houses, custodians, nominees, and fiduciaries in forwarding proxy materials to the beneficial owners of the Ordinary Shares, will be paid by the Company.

In order to assure that there is a quorum, it may be necessary for certain officers, Directors, regular employees, and other representatives of the Company to solicit proxies by telephone, facsimile, or in person. These persons will receive no extra compensation for their services.

Who is entitled to vote at the Annual Meeting?

Only Members of record at the close of business on the Record Date are entitled to receive notice of and to participate in the Annual Meeting. If you were a Member of record holding Ordinary Shares or shares of Series A Preferred Stock on the Record Date, you would be entitled to vote all of your shares that you held on that date at the Annual Meeting, or any adjournments of the Annual Meeting.

How many votes do I have?

You will be entitled to one vote for each outstanding Class A Ordinary Share, fifty (50) votes for each Class B Ordinary Share, and fifty (50) votes for each share of Series A Preferred Stock of the Company you own as of the Record Date. As of the Record Date, there were 21,603,416 Class A Ordinary Shares, 9,650,000 Class B Ordinary Shares, and 1,279,250 shares of Series A Preferred Stock outstanding and eligible to vote.

How many shares must be present or represented to conduct business at the Annual Meeting?

The presence, in person or by proxy, of the holders of one-third in nominal value of the total issued voting shares in the Company is necessary to constitute a quorum at the Annual Meeting. Based on the number of Ordinary Shares and shares of Series A Preferred Stock outstanding as of the Record Date, the holders of at least 10,844,222 of our outstanding Ordinary and Series A Preferred Shares will be required to establish a quorum.

Proxies received but marked as abstentions, votes withheld, and broker “non-votes” will be included in the calculation of the number of votes considered present at the Annual Meeting. Abstentions and broker “non-votes” are counted as present or represented for purposes of determining the presence or absence of a quorum. A broker “non-vote” occurs when a broker holding Ordinary Shares for a beneficial owner votes on one proposal but does not vote on another proposal because, in respect of such other proposal, the broker does not have discretionary voting power and has not received instructions from the beneficial owner.

How can I vote my shares in person at the Annual Meeting?

Ordinary Shares or shares of Series A Preferred Stock held in your name as the Member of record may be voted by you in person at the Annual Meeting. Ordinary Shares held by you beneficially in “street name” through a broker, bank, or other nominee may be voted by you in person at the Annual Meeting only if you obtain a legal proxy from the broker, bank, or other nominee that holds your shares giving you the right to vote the Ordinary Shares.

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How can I vote my shares without attending the Annual Meeting?

Whether you hold Ordinary Shares directly as the Member of record or beneficially in “street name” or you hold shares of Series A Preferred Stock, you may direct how your shares are voted without attending the Annual Meeting. If you are a Member of record (that is if your Ordinary Shares are registered directly in your name with our transfer agent or your shares of Series A Preferred Stock are registered directly in your name on the books of the Company), you must complete and properly sign and date the accompanying proxy card and return it to us and it will be voted as you direct. If you are a Member of record and attend the Annual Meeting, you may deliver your completed proxy card in person. If you hold Ordinary Shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank, or other nominee.

Can I vote by telephone or electronically?

If you are a Member of record, you may vote electronically through the Internet, by following the instructions included with your proxy card. If your Ordinary Shares are held in “street name,” please check your proxy card or contact your broker, bank, or other nominee concerning voting electronically and the deadline for such voting. You may not vote by telephone.

Can I change my vote after I return my proxy card?

Yes. If you are a Member of record, you may revoke or change your vote at any time before the proxy is exercised by delivering a notice of revocation to our Secretary at Franklyn House, Daux Road, Billingshurst, West Sussex RH1 49SJ, or by signing a proxy card bearing a later date, or by attending the Annual Meeting and voting in person.

For Ordinary Shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, or other nominee or, if you have obtained a legal proxy from your broker, bank, or other nominee giving you the right to vote your Ordinary Shares, by attending the Annual Meeting and voting in person. In either case, the powers of the proxy holder will be suspended if you attend the Annual Meeting in person and so request, although attendance at the Annual Meeting will not by itself revoke a previously granted proxy.

Who counts the votes?

Votes will be counted by Transhare Corporation (“Transhare”), our transfer agent, who will act as master tabulator. However, no representatives of Transhare will attend the Annual Meeting. Henry F. Schlueter, our United States securities counsel, will serve as the Judge of Election. As the Judge of Election, Mr. Schlueter will certify the final vote count at the Annual Meeting. If you are a Member of record, your signed proxy card is returned directly to Transhare for tabulation. If you hold your Ordinary Shares in “street name” through a broker, bank, or other nominee, your broker, bank, or other nominee will return one proxy card to Transhare on behalf of its clients.

What are the Board of Directors’ recommendations?

Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors’ recommendation is set forth together with the descriptions of Proposal No. 1 and Proposal No. 2 in this proxy statement. In summary, the Board of Directors recommends FOR Proposal No. 1 and FOR Proposal No. 2.

Mr. Michael Lau, the Company’s Executive Director and Chief Technology Officer, through his direct 100% equity ownership of Moon Shadow Global Limited, which owns 69.7% of Moonglade Investment Limited, has sole voting control over the 9,650,000 Class B Ordinary Shares owned of record by Moonglade Investment Limited. In addition, Mr. Lau has sole voting control over the 106,900 shares of Series A Preferred Stock owned of record by Moonglade Investment Limited and over the 1,048,470 shares of Series A Preferred Stock owned of record by Mr Lau. Mr. Lau has advised the Company that he intends to vote the 9,650,000 Class B Ordinary Shares and the 1,155,370 shares of Series A Preferred Stock, representing, in the aggregate, approximately 95.2% of the total available votes as of the Record Date, in favor of electing all of the Director nominees named in Proposal No. 1 and in favor of Proposal No. 2, above. Accordingly, the election of all of the Director nominees and Proposal No. 2 are expected to be approved.

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See “Security Ownership of Certain Beneficial Owners and Management,” below.

Will Members be asked to vote on any other matters?

To the knowledge of the Company and its management, Members will vote only on the matters as described in this proxy statement. However, if any other matters properly come before the Annual Meeting, the persons named as proxies for Members will vote on those matters in the manner they consider appropriate.

What vote is required to approve each of the items?

Election of Directors

The affirmative vote of a majority of votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorized representative, or by proxy is required for the election of Directors (Proposal No. 1).

A properly executed proxy marked “withhold authority” with respect to the election of one or more Directors will not be voted with respect to the Director or Directors indicated, although it will be counted for purposes of determining whether there is a quorum.

Ratification of WWC, P.C. as the independent registered public accountants for the Company for the fiscal year ending June 30, 2026

The affirmative vote of the holders of a majority of the votes cast in person or represented by proxy and entitled to vote is required for the ratification of WWC, P.C. as the independent registered public accountants for the Company for the fiscal year ending June 30, 2026 (Proposal No. 2).

A properly executed proxy marked “abstain” with respect to any matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.

How are votes counted?

In the election of Directors, you may vote “FOR” all or some of the nominees or your vote may “WITHHOLD AUTHORITY FOR” with respect to one or more of the nominees. You may not cumulate your votes for the election of Directors.

In the ratification of the appointment of WWC, P.C. as the Company’s independent registered public accountants and other items of business, you may vote “FOR,” “AGAINST,” or “ABSTAIN.” If you elect to “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.” If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items.

If you hold your Class A Ordinary Shares in “street name” through a broker, bank, or other nominee rather than directly in your own name, then your broker, bank, or other nominee is considered the Member of record, and you are considered the beneficial owner of your Class A Ordinary Shares. We have supplied copies of this proxy statement to the broker, bank, or other nominee holding your Class A Ordinary Shares of record, and they have the responsibility to send it to you. As the beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote your Class A Ordinary Shares at the Annual Meeting. The broker, bank, or other nominee that is the Member of record for your Class A Ordinary Shares is obligated to provide you with a voting instruction card for you to use for this purpose. If you hold your Class A Ordinary Shares in a brokerage account but you fail to return your voting instruction card to your broker, your Class A Ordinary Shares may constitute “broker non-votes.”

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Brokerage firms generally have the authority to vote customers’ un-voted shares on certain “routine” matters. No “routine matters” are being voted on at the Annual Meeting. Therefore, as brokerage firms will not be voting any of their customers’ un-voted shares, these shares will not be counted for any purposes, including for purposes of establishing a quorum.

PROPOSAL NO. 1

ELECTION OF FIVE (5) PERSONS TO SERVE AS DIRECTORS OF THE COMPANY

The Company’s Directors are elected annually to serve until the next Annual Meeting of Members and thereafter until their successors shall have been elected and qualified. The number of Directors presently authorized by the Articles of Association of the Company shall be not less than two (2). There shall be no maximum number of Directors unless otherwise determined from time to time by the Board.

Unless otherwise directed by Members, the proxy holder named in the accompanying proxy will vote all shares represented by proxies held by him for the election of the following nominees, all of whom are now members and constitute the Company’s Board of Directors:

(i)	Kevin Cox, Executive Director;
(ii)	Michael Lau, Executive Director;
(iii)	Peter Walder, Independent Non-Executive Director;
(iv)	Bin You Wang, Independent Non-Executive Director; and
(v)	Yingying Duan, Independent Non-Executive Director.

The Company is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a Director of the Company prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgment.

The election of the slate of Directors proposed is assured, because the management of the Company’s controlling shareholder has advised that the shares it holds will be voted for the election of the Directors nominated herein.

Information Concerning Nominees

Executive Directors

Mr. Kevin Cox. Mr. Kevin Cox is an Executive Director and our Chief Executive Officer. Mr. Cox is one of the co-founders of our Group. He is also the managing director of our subsidiary, Energy Conservation Solutions Limited (“ECSL”) and a director of our subsidiaries, Energys Services Limited (“ESL”) and Energys Group Limited (“EGL(UK)”). Mr. Cox has over 18 years of experience in the energy conservation solutions industry. He was one of the co-founders of ECSL. Mr. Cox played a key role in establishing the supply business model and leading ECSL to achieve greater market competitiveness resulting in the capture of a substantial market share. In 2008, Mr. Cox orchestrated the execution of an exclusive distribution agreement with the Company’s former subsidiary, Grand Alliance International Limited (“GAI”) for the United Kingdom and brought a much closer relationship between the United Kingdom and the Hong Kong operations. Mr. Cox has played a key role in energy conservation solutions for the last 18 years as a technical director, international business director, and, for the past seven years, as managing director of ECSL. Mr. Cox’s commitment to sustainability and energy reduction is his key focus with a clear recognition that an organization’s sustainability focus will be stronger if the proposition makes hard commercial sense.

Prior to working for ECSL, Mr. Cox had a long and distinguished career in the intellectual technology industry and consulting, and worked at senior levels for a number of blue chip organizations, including vice president for CSC Computer Sciences (now DXC Technology), operations director for consulting and systems integration at CSC Computer Sciences, and head of service integration for Nokia.

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From approximately 1976 through 1980, Mr. Cox was a computer operator at Hambro Life Limited. From approximately 1980 through 1989, Mr. Cox was a computer programmer moving to a systems analyst, promoted to a business analyst, and subsequently as an analyst for strategic acquisitions for Burmah Castrol Limited. From approximately 1989 through 1992, Mr. Cox was engaged as a managing consultant for Inforem Limited, where he was responsible for designing change programs for blue-chip clients. From approximately 1992 through 2000, Mr. Cox was a managing consultant and subsequently a vice president and the chief operating officer for CSC Computer Sciences. From 2000 through 2004, Mr. Cox was the director of service and internet platforms integration for Nokia. From 2004 through 2008, Mr. Cox was self-employed and engaged as the construction manager at Colibri Court Antigua. Lastly, from 2008 to present Mr. Cox has been engaged as a director and subsequently managing director for ECSL and EGL(UK).

Mr. Michael Lau. Mr. Michael Lau is currently an Executive Director and our Chief Technology Officer. He is also the managing director of our operating subsidiaries, New Vision Lighting Limited (“NVL”) and Energys Group Limited (“EGL(HK)”), and a director of Energys Group Holding Limited (“EGHL”), EGL(UK ), ECSL, and Energys Services Limited (“ESL”). Mr. Lau is one of our co-founders and participated in the establishment of GAI in 1999, which was involved in the research and development, manufacturing, and distribution of a patented invention - an application technology that improves energy efficiency of fluorescent tube lamps. From 2005 to 2010, GAI and EGL(HK) were actively distributing products under the Save It Easy® brand to over 20 different countries.

In light of the rising trend towards LED lighting, Mr. Lau established NVL in 2013 to focus on LED technologies. NVL distributes LED solutions in the United Kingdom through its distributor ECSL. In 2015, Mr. Lau oversaw the acquisition of the entire equity interests of ECSL and orchestrated the restructuring of GAI, EGL(HK), NVL, and EGL(UK) into the existing Group. In 2025, all of the outstanding shares of GAI were transferred to Mr. Lau, after which GAI is no longer part of the Group.

With over 25 years of dedication to the Group and the energy saving and sustainability industry, Mr. Lau is currently the managing director of the Hong Kong division of the Company, which is the research and development and procurement arm of the Group.

Independent Non-Executive Directors

Mr. Peter Walder. Mr. Walder has been an Independent Non-Executive Director of the Company, Chairman of the Board of Directors, chairman of the compensation committee, and a member of the nomination and audit committees since September 30, 2024. He also has been a non-executive director for ECSL and for EGL(UK) since February 2020. Mr. Walder is responsible for providing independent judgment regarding commercial issues as well as strategy, policy, performance, accountability, resources, and standards of conduct for both ECSL and EGL(UK).

For over fifty years, Mr. Walder has been a senior executive in the construction industry worldwide. He has worked as an owners’ representative and a managing professional consultant for many leading construction companies, which have involved engaging in corporate evaluations and due diligence investigations, negotiating major contracts, and achieving commercial settlements. Mr. Walder’s duties and responsibilities also included processing skills and experience, involving facilitation, coaching, relationship management, behavioral awareness, and working with teams and individuals to achieve their objectives through collaboration.

Mr. Walder spent 25 years as a Fellow of the Royal Institution of Charter Surveyors providing professional quantity surveyor services in the United Kingdom. Subsequently, Mr. Walder transferred to Hong Kong and from 1996 to 2003, he was engaged with the construction group, Paul Y-ITC Construction Holdings Limited, as the group commercial director. From 2005 to 2009, he was a commercial director with the property developer, Profile Group, in Dubai. Mr. Walder was also a non-executive director in the Asian-Pacific region for the global construction consultancy company, Systech International, and for two years he was a director of Projection (UK) Limited, a software solutions company.

Mr. Walder is a Member of the Chartered Institute of Arbitrators with a specialty in mediations and facilitations.

Ms. Yingying Duan. Ms. Duan has been an Independent Non-Executive Director of the Company, chairman of the audit committee, and a member of the nomination and compensation committees since August 26, 2025. Ms. Duan has been employed as Legal Supervisor at People’s Education Press, Textbook Center, Credit Management and Legal Affairs Department since 2018. From June 2015 to March 2018, Ms. Duan worked as part of the legal staff of International Copyright Exchange Centre - Legal and Compliance Department. Her comprehensive legal background provides valuable insights into regulatory compliance, risk management, and corporate governance.

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Ms. Duan holds a Bachelor of Science degree in Accounting from Tianjin Normal University and a Master of Laws degree from the Graduate School of the Chinese Academy of Social Sciences.

Mr. Bin You Wang. Mr. Wang has been an Independent Non-Executive Director of the Company, chairman of the nomination committee, and a member of the audit and compensation committees since August 26, 2025. Mr. Wang has been employed as a Manager at Shanxi Changcheng Private Securities Investment Fund Management Co., Limited, a securities investment firm, since October 2023. From October 2019 to November 2022, Mr. Wang was employed as a Manager at Shanxi Zhibao Kang Food Co., Limited, a food processing company, and from August 2016 until July 2019, he worked in product sales strategy and operations for China Resources Shanxi Pharmaceutical Co., Limited, a pharmaceutical company.

Mr. Wang holds a degree in Tourism Management from Shanxi Normal

Vote Required for Approval

Assuming a quorum as referenced above is reached, the affirmative vote of a majority of votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorized representative, or by proxy is required for the election of Directors.

Board Recommendation

The Board of Directors recommends a vote FOR the election of each of the five (5) nominees named above as Directors of the Company.

BOARD COMMITTEES

Committees of the Board of Directors

Our Board of Directors has established an audit committee, a compensation committee, and a nomination committee, each of which operate pursuant to a charter adopted by our Board of Directors. The Board of Directors may also establish other committees from time to time to assist our Company and the Board of Directors. The composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the Listing Rules of the Nasdaq Stock Market, and SEC rules and regulations, if applicable. Each committee’s charter is available on our website at http://www.energysgroup.com. The reference to our website address does not constitute incorporation by reference of the information contained in or available through our website, and you should not consider our website to be part of this proxy statement.

Audit committee

Peter Walder, Yingying Duan, and Bin You Wang, all of whom are our Independent Non-Executive Directors, serve on the audit committee, which is chaired by Yingying Duan. Our Board of Directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board of Directors has designated Yingying Duan as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of and assessing the independence of our independent registered public accounting firm;

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●	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

●	implementing the Company’s Cybersecurity Policy;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing earnings releases.

Compensation committee

Peter Walder, Yingying Duan, and Bin You Wang, all of whom are our Independent Non-Executive Directors, serve on the compensation committee, which is chaired by Peter Walder. Our Board of Directors has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee’s responsibilities include:

●	evaluating the performance of our Chief Executive Officer in light of our Company’s corporate goals and objectives and, based on such evaluation: (i) recommending to the Board of Directors the cash compensation of our Chief Executive Officer; and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

●	reviewing and recommending to the Board of Directors the cash compensation of our other Executive Officers;

●	reviewing and establishing our overall management compensation, philosophy, and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the Listing Rules of the Nasdaq Stock Market;

●	retaining and approving the compensation of any compensation advisors;

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●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	implementing the Company’s Compensation Recovery Policy in the event of a restatement of the Company’s financial statements;

●	reviewing and recommending to the Board of Directors the compensation of our Directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

Peter Walder, Yingying Duan, and Bin You Wang, all of whom are our Independent Non-Executive Directors, serve on the nomination committee, which is chaired by Bin You Wang. Our Board of Directors has determined that each member of the nomination committee is “independent” as defined in the Listing Rules of the Nasdaq Stock Market. The nomination committee’s responsibilities include:

●	developing and recommending to the Board of Directors criteria for Board and committee membership;

●	establishing procedures for identifying and evaluating Director candidates, including nominees recommended by Members; and

●	reviewing the composition of the Board of Directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding Board diversity, our nomination committee and Board of Directors consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender, or national origin). Our nomination committee’s and Board of Directors’ priority in selecting Board members is identification of persons who will further the interests of our Members through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among Board members, knowledge of our business, understanding of the competitive landscape, and professional and personal experience and expertise relevant to our growth strategy.

COMPENSATION OF OFFICERS AND DIRECTORS

Our directors and members of our senior management receive compensation in the form of salaries, allowances, bonuses, and other benefits-in-kind, including our contribution to the pension scheme. Our compensation committee will determine the salaries of our directors and members of our senior management based on their qualifications, positions and seniority.

Notwithstanding the below compensation table: (i) no remuneration was paid to our directors or the five highest paid individuals as an inducement to join, or upon joining, our Group; (ii) no compensation was paid to, or receivable by, our directors or past directors or the five highest paid individuals during fiscal 2023, 2024, or 2025 for the loss of office as director of any member of our Group or of any other office in connection with the management of the affairs of any member of our Group; and (iii) none of our directors waived any emoluments during the same period. Notwithstanding the below compensation table, no director has been paid in cash or shares or otherwise by any person either to induce him to become, or to qualify him as a director, or otherwise for service rendered by him in connection with the promotion or formation of our Company.

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The following table summarizes all compensation received by our directors and executive officers during the fiscal years ended June 30, 2025, June 30, 2024, and June 30, 2023.

Name and Principal Position	Fiscal Year	Salary GBP		Bonus GBP	Option Awards GBP	All Other Compensation GBP(1)	Total GBP
Mr. Kevin Cox, Chairman, Executive	2025	127,350		1,000	-	-	128,350
Director and Chief Executive Officer	2024	120,980		1,000	-	-	121,980
	2023	120,980		1,000	-	-	121,980

Mr. Michael Lau Executive Director	2025	77,315		-	-	-	77,315
and Chief Technology Officer	2024	73,071		-	-	-	73,071
	2023	77,874		-	-	-	77,874

Adonis Chu(2)	2025	30,090		-	-	-	30,090
Chief Financial Officer	2024	-		-	-	-	-
	2023	-		-	-	-	-

Peter Walder(3)(4)	2025	24,700		-	-	-	24,700
Independent Non-Executive Director	2024	24,000	(4)	-	-	-	24,000	(4)
	2023	24,000	(4)	-	-	-	24,000	(4)

Paul Snelgrove(3)	2025	6,360		-	-	-	6,360
Independent Non-Executive Director	2024	-		-	-	-	-
	2023	-		-	-	-	-

Dennis Jones(3)	2025	10,500		-	-	-	10,500
Independent Non-Executive Director	2024	-		-	-	-	-
	2023	-		-	-	-	-

Yingying Duan(5)	2025	-		-	-	-	-
Independent Non-Executive Director	2024	-		-	-	-	-
	2023	-		-	-	-	-

Bin You Wang(5)	2025	-		-	-	-	-
Independent Non-Executive Director	2024	-		-	-	-	-
	2023	-		-	-	-	-

(1) Other compensation includes sales commissions, allowances, and any employer’s contribution to social security.

(2) Mr. Chu was appointed Chief Financial Officer of the Company as of February 1, 2023. Pursuant to his employment agreement with the Company, Mr. Chu was entitled to receive an initial salary of $3,800 for the period from February 1, 2023 to the date that the Company’s Initial Public Offering was declared effective by the Securities and Exchange Commission, which was March 14, 2025, $3,000 per month from October 1, 2024 until the closing of the Company’s Initial Public Offering and $78,000 per annum, plus a performance based bonus as determined by the compensation committee or the Board of Directors in their discretion, thereafter.

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(3) Peter Walder, Paul Snelgrove, and Dennis Jones were appointed as directors of the Company effective as of the date that the Company’s Initial Public Offering was declared effective by the Securities and Exchange Commission, which was March 14, 2025. On August 25, 2025 and August 23, 2025, respectively, Messrs. Snelgrove and Jones resigned as independent non-executive directors of the Company.

(4) Paid by ECSL for which Peter Walder has served as a non-executive director since January 2020.

(5) Yingying Duan and Bin You Wang were appointed independent non-executive directors of the Company on August 26, 2025.

Employment Agreements

Certain of our Executive Officers and Directors have entered into contractual arrangements with the Company or one of its operating subsidiaries as follows:

Kevin Cox Agreement. On January 1, 2014, EGL(UK) entered into a contract with Kevin Cox appointing Mr. Cox as Managing Director of ECSL and ESL and a director of EGL(UK) (the “Cox Agreement”). Under the Cox Agreement, EGL(UK) pays Mr. Cox £120,980 annually for his services as Managing Director. The Cox Agreement includes a 12-month non-compete clause and a confidentiality clause.

Michael Lau Agreement. On January 11, 2002, GAI entered into an Employment Agreement with Michael Lau appointing Mr. Lau as a director of GAI (the “Lau Agreement”). Under the Lau Agreement, GAI pays Mr. Lau a base salary of HKD60,000 monthly for his services plus an annual bonus in an amount equal to one month’s base salary. Mr. Lau is entitled to an additional annual bonus in the discretion of GAI. The Lau Agreement contains a confidentiality clause. GAI’s rights and obligations under the Lau Agreement were assumed by NVL when 100% ownership of GAI was transferred to Mr. Lau in March 2025.

Peter Walder Agreement. On January 2, 2020, ECSL entered into a Contract of Employment with Peter Walder appointing Mr. Walder as a non-executive director of ECSL (the “Walder Agreement”). Under the Walder Agreement, ECSL pays Mr. Walder £24,000 annually for his services as a non-executive director. The Walder Agreement was replaced by Mr. Walder’s Directors Agreement upon effectiveness of the Company’s Initial Public Offering on March 14, 2025.

Directors Agreements

We have entered into Directors Agreements with our Independent Non-Executive Directors. The terms and conditions of each such Directors Agreement are similar in all material aspects, except for the amount of compensation. Each Directors Agreement is for an initial term of one year and will continue until the Director’s successor is duly elected and qualified or until the resignation or removal of the Director from our Board of Directors. Each Director will be up for re-election each year at the annual meeting of Members and, upon re-election, his or her Directors Agreement will remain in full force and effect. Any Directors Agreement may be terminated for any or no reason by the Director or at a meeting called expressly for that purpose by a vote of the Members holding more than 50% of the Company’s issued and outstanding shares entitled to vote.

In addition, our Independent Non-Executive Directors will be entitled to participate in a Share Option Scheme, as amended from time to time, if such a scheme is adopted by the Company. The number of Share Options granted pursuant to such Share Option Scheme, and the terms of those Share Options, will be determined from time to time by a vote of the Board of Directors, provided that each Director shall abstain from voting on any such resolution or resolutions relating to the grant of Share Options to that Director.

Other than as disclosed above, none of our Directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the number of Ordinary Shares beneficially owned by our Directors and Executive Officers as of the Record Date. Except as indicated below, the Members listed possess sole voting and investment power with respect to their shares.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option, or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner.

Unless otherwise noted below, the address of each person listed on the table is Franklyn House, Daux Road, Billingshurst, West Sussex RH149SJ United Kingdom.

	Shares Beneficially Owned
Name of Beneficial Owner	Number		Percentage(1)

Named Executive Officers and Directors:
Kevin Cox	110,780	(2)	0.35%
Michael Lau	10,805,370	(3)	33.34%
Matthew Yu	0		0.00%
Peter Walder	0		0.00%
Yingying Duan	0		0.00%
Bin You Wang	0		0.00%

All Executive Officers and Directors as a group (6 persons)	10,916,150		33.57%

5% Shareholders:
Moonglade Investment Limited(4)	9,756,900		31.11%
Moon Shadow Global Limited(4)(5)	9,756,900		31.11%

(1) Based on 31,253,416 Ordinary Shares issued and outstanding as of May 29, 2026.

(2) Represents 110,780 Class B Ordinary Shares underlying shares of Series A Preferred Stock owned of record by Mr. Cox. Each Class B Ordinary Share is entitled to 50 votes on all matters submitted to the members for a vote. Does not include any shares held of record by Moonglade Investment Limited, which is owned as to 24.7% by Mr. Cox, because Mr. Cox does not have voting or dispositive power over those shares.

(3) Represents 9,650,000 Class B Ordinary Shares held of record by Moonglade Investment Limited, which is owned as to 69.7% by Moon Shadow Global Limited, 106,900 Class B Ordinary Shares underlying shares of Series A Preferred Stock owned of record by Moonglade Investment Limited, and 1,048,470 Class B Ordinary Shares underlying shares of Series A Preferred Stock owned of record by Mr. Lau. Moon Shadow Global Limited is 100% owned by Mr. Lau, who is also its sole director and who therefore has sole voting and dispositive power over the shares owned of record by Moonglade Investment Limited. Each Class B Ordinary Share is entitled to 50 votes on all matters submitted to the members for a vote.

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(4) Includes 9,650,000 Class B Ordinary Shares owned of record by Moonglade Investment Limited and 106,900 Class B Ordinary Shares underlying shares of Series A Preferred Stock owned of record by Moonglade Investment Limited. Each Class B Ordinary Share is entitled to 50 votes on all matters submitted to the members for a vote. Moonglade Investment Limited’s registered address is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

(5) Moon Shadow Global Limited beneficially owns these shares by virtue of its 69.7% ownership of Moonglade Investment Limited. Moon Shadow Global Limited’s registered address is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

There are no arrangements known to us that may at a subsequent date result in a change in control of the Company.

RELATED PARTY TRANSACTIONS

We have adopted an audit committee charter that requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

During the fiscal years ended June 30, 2023, 2024, and 2025, we, including our operating subsidiaries, entered into the following transactions with our related parties:

Related party balances

The amounts due to related parties consisted of the following:

		As of June 30,
Name	Relationship	2023	2024	2025
		GBP	GBP	GBP
Mr. Michael Lau	Executive Director and Chief Technology Officer	1,718,182	3,291	337,547
Mr. Kevin Cox	Executive Director and Chief Executive Officer	216,885	-	-
Total		1,935,067	3,291	337,547

The above amounts are unsecured, non-interest bearing, repayable on demand, and non-trade in nature.

The loan from a related party consisted of the following:

		As of June 30,
Name	Relationship	2023	2024	2025
		GBP	GBP	GBP
Mr. Kevin Cox	Executive Director and Chief Executive Officer	-	671,809	-

The above amounts are interest bearing at 20% per annum, repayable on a monthly basis, and non-trade in nature. On September 19, 2024, Mr. Cox agreed to waive approximately GBP377,229 (US$500,000) of the amount owed to him under the loan. This was recorded as a shareholder contribution and credited to additional paid-in capital. Mr. Cox will not receive any consideration for the capital contribution, and there are no plans, arrangements, or understandings for or with Mr. Cox for him to receive any future consideration or remuneration in connection with his agreement to forgive or waive any right to repayment of the amounts contributed to additional paid-in capital. Between June 30, 2024 and June 30, 2025, Mr. Cox did not make any loans to the Company.

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Related party transaction

			For the Year Ended June 30,
Name	Relationship	Nature	2023	2024	2025
			GBP	GBP	GBP
Mr. Kevin Cox	Executive Director and Chief Executive Officer	Interest expense on loan from a Director	-	50,325	16,828

Debt Settlements

On April 25, 2024, Mr. Michael Lau agreed to settle an aggregate amount of US$2,597,710 in debt owed to him by the Company in exchange for the issuance of 1,048,470 shares of Series A Preferred Stock at a per share price of US$2.50. On the same date, Mr. Kevin Cox agreed to settle an aggregate amount of US$276,453 in debt owed to him by the Company in exchange for the issuance of 110,780 shares of Series A Preferred Stock at the same per share price.

Other Transactions

On April 26, 2024, Moonglade Investment Limited, which is beneficially owned by Mr. Michael Lau, purchased 106,900 shares of Series A Preferred Stock from the Company at a purchase price of US$2.50 per share as part of the capital restructure undertaken by the Company.

PROPOSAL NO. 2

RATIFICATION OF WWC, P.C. AS THE INDEPENDENT REGISTERED

PUBLIC ACCOUNTANTS FOR THE COMPANY FOR THE

FISCAL YEAR ENDING JUNE 30, 2026

The Audit Committee has selected WWC, P.C. to serve as the independent registered public accounting firm of the Company for the fiscal year ending June 30, 2026. We are asking our Members to ratify the selection of WWC, P.C. as our independent registered public accounting firm. In the event our Members fail to ratify the appointment, the Audit Committee may reconsider this appointment.

We have been advised by WWC, P.C. that neither the firm nor any of its associates had any relationship during the last fiscal year with our Company other than the usual relationship that exists between independent registered public accounting firms and their clients. Representatives of WWC, P.C. are not expected to attend the Annual Meeting in person and therefore are not expected to be available to respond to any questions. As a result, representatives of WWC, P.C. will not make a statement at the Annual Meeting.

Audit Fees

The following are the fees billed to us by our auditors during the years ended December 31, 2024 and 2025:

	Fiscal Years Ended June 30,
	2024	2025
	US$	US$
Audit Fees	255,000	250,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	255,000	250,000

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Audit Fees consist of the aggregate fees billed for professional services rendered for the audit of our annual financial statements and the reviews of the financial statements included in our Forms 6-K and for any other services that were normally provided by our independent auditor in connection with our statutory and regulatory filings or engagements.

Audit Related Fees consist of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees.

Tax Fees consist of the aggregate fees billed for professional services rendered for tax compliance, tax advice, and tax planning. Included in such Tax Fees are fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

All Other Fees consist of the aggregate fees billed for products and services provided by our independent auditor and not otherwise included in Audit Fees, Audit Related Fees, or Tax Fees. Included in such Other Fees would be fees for services rendered by our independent auditor in connection with any private and public offerings conducted during such periods.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes cast by such Members as, being entitled so to do, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy. Our Board unanimously recommends a vote “FOR” approval of this proposal to ratify the appointment of WWC., P.C. as the Company’s independent public accounting firm for the fiscal year ending June 30, 2026.

A properly executed proxy marked “abstain” with respect to any matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.

NASDAQ EXEMPTIONS AND

HOME COUNTRY PRACTICES

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “ENGS.” We make no representation that our Ordinary Shares will continue to trade in the future.

The Nasdaq Capital Market listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Capital Market. In our listing application, we indicated that we would be following Cayman Islands corporate governance practices. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. Although we are not required to do so under Cayman Islands corporate governance practices, we are complying with the following Nasdaq corporate governance standards:

●	the majority independent director requirement under Section 5605(b)(1) of the Nasdaq listing rules;

●	the requirement under Section 5605(d) of the Nasdaq listing rules that our compensation committee be comprised solely of independent directors governed by a compensation committee charter who oversee executive compensation; and

●	the requirement under Section 5605(e) of the Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or by a nomination committee comprised solely of independent directors, (our nomination committee is composed entirely of independent directors).

In lieu of the Nasdaq corporate governance standards, we are following Cayman Island corporate governance standards with respect to the following:

●	the Shareholder Approval Requirements under Section 5635 of the Nasdaq listing rules; and

●	the requirement under Section 5605(b)(2) of the Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

GENERAL

Other Matters

The Board of Directors does not know of any matters that are to be presented at the Annual Meeting other than those stated in the Notice of Annual Meeting and referred to in this Proxy Statement. If any other matters should properly come before the Annual Meeting, it is the intention of the proxy holder named in the accompanying proxy to vote the Ordinary Shares he represents as the Board of Directors may recommend. Discretionary authority with respect to such other matters is expressly granted by the execution of the enclosed proxy.

By Order of the Board of Directors

Peter Walder, Chairman of the Board of Directors

June 3, 2026

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